                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


                                   (Mark One)

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                  For the fiscal year ended December 31, 1997


                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from        to       .
                                               ------    ------

                         Commission File Number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

    Quanex Corporation Hourly Bargaining Unit Employees Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Quanex Corporation
    1900 West Loop South, Suite 1500
    Houston, Texas 77027
    (713) 961-4600

                       [DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1997 and (2) 5% reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

May 22, 1998

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                      December 31,
                                                                           -------------------------------------
                                                                              1997                       1996
                                                                           ----------                 ----------
Assets:
       Investments, at fair value:
          Mutual fund assets:
                Fidelity Puritan Fund                                      $1,430,212                 $1,268,634
                Fidelity Magellan Fund                                      2,681,622                  2,326,232
                Fidelity Contrafund                                           446,311                    399,810
                Fidelity Growth & Income Fund                                 792,874                    624,189
                Fidelity Overseas Fund                                        450,127                    562,072
                Fidelity Balanced Fund                                         76,979                    143,087
                Templeton Foreign Fund                                         72,104                     41,980
                Fidelity Government Money Market Fund                       2,295,174                  2,450,167
          Quanex Corporation Common Stock                                     247,035                    291,588
          Fidelity Common/Commingled Trust                                     57,239                    147,525
                                                                           ----------                 ----------
                                    Total                                   8,549,677                  8,255,284
                                                                           ----------                 ----------

      Employee contributions receivable                                        49,534                    162,502
      Employer contributions receivable                                             -                     12,396
                                                                           ----------                 ----------
                                    Total                                      49,534                    174,898
                                                                           ----------                 ----------

Net Assets Available for Benefits                                          $8,599,211                 $8,430,182
                                                                           ==========                 ==========


                       See notes to financial statements.

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                            Year Ended December 31,
                                                            ------------------------
                                                               1997          1996
                                                            ----------    ----------
Investment income:
           Interest and dividends                           $  593,142    $  672,045
           Net appreciation in fair value of investments       920,890       143,494
                                                            ----------    ----------
                       Total income                          1,514,032       815,539
                                                            ----------    ----------

Contributions:
           Employer                                             33,347       105,566
           Less forfeitures                                        115            56
                                                            ----------    ----------
                                                                33,232       105,510

           Employee                                          1,392,270     1,786,138
                                                            ----------    ----------
                       Total contributions                   1,425,502     1,891,648
                                                            ----------    ----------

                       Total additions                       2,939,534     2,707,187
                                                            ----------    ----------

Benefit payments                                               635,122       404,320
LaSalle asset transfer                                       2,135,383          --
                                                            ----------    ----------
                       Total deductions                      2,770,505       404,320
                                                            ----------    ----------

Increase in net assets available
           for benefits                                        169,029     2,302,867

Net assets available for benefits:
           Beginning of year                                 8,430,182     6,127,315
                                                            ----------    ----------
           End of year                                      $8,599,211    $8,430,182
                                                            ==========    ==========




                       See notes to financial statements.

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996



A.       DESCRIPTION OF THE PLAN

         The following description of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan, originally named the Quanex Corporation Hourly Employees Savings Plan, became effective January 1, 1989 and is sponsored by Quanex Corporation (the "Company"). The Plan began receiving contributions in April 1989. The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which hourly employees of certain divisions of the Company are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 15% of their before-tax or after-tax compensation as defined by the Plan agreement. The Plan was amended effective July 1, 1994 to include LaSalle Steel Company hourly employees (Note
                  E). All plan provisions apply to the LaSalle Steel Company hourly employees with the addition of an employer matching contribution that does not exceed 5% of the member's considered compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of investment income, which is based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Investment Options. The Plan has the following investment funds managed by the Trustee:

                  Government Money Market Fund - composed of short-term government obligations.

                  Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                  Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                  Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                  Contrafund - invested and reinvested in equities of foreign and domestic companies.

                  Overseas Fund - invested and reinvested in foreign securities.

                  Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                  Templeton Foreign Fund - invested and reinvested in foreign securities.

                  Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                  Common/Commingled Trust - invested and reinvested in investment contracts with insurance companies, banks and other financial institutions.

         (5) Vesting. Participants are immediately vested in their contributions and the related earnings. Vesting in the employer's matching contributions for Lasalle Steel Company employees is 0% for less than one year of service graduating to 100% for five or more years. Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

         (6) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump sum distribution equal to the total amount of vested benefits in his or her account. As of December 31, 1997 and 1996, net assets available for benefits included benefits of $7,794 and $5,632, respectively, due to participants who had withdrawn from participation in the Plan.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The fair value of the common/commingled trust is at face value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays all administrative expenses.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated April 25, 1997. As such, the Plan is a qualified trust under Sections 401 (a) and 401 (k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501 (a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.       TRANSFER OF ASSETS

         Effective April 18, 1997, Quanex Corporation sold its LaSalle Steel Company subsidiary ("LaSalle") to Niagara Corporation. On December 1, 1997, assets of the Plan in the amount of $2,135,383 were transferred to the trustee of the LaSalle Steel Company Hourly Bargaining Unit Employees Savings Plan.

F.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:


                                  1997                               1996
                                  ----                               ----
                       Shares     Cost      Sales Price   Shares     Cost     Sales Price
                       ------     ----      -----------   ------     ----     -----------
           Purchases    4,038    $109,945                  3,306    $75,789
           Sales        5,906     141,059    $167,646      2,351     50,315     $54,568

          During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity mutual fund assets as shown below:


                                      1997                                    1996
                                      ----                                    ----
                        Shares        Cost      Sales Price      Shares       Cost      Sales Price
                        ------        ----      -----------      ------       ----      -----------
           Purchases    786,686    $2,734,223                    711,273    $2,842,364
           Sales        947,926     2,821,811    $3,212,731      320,094       754,693    $785,068

         During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity Common/Commingled Trust as shown below:


                                     1997                              1996
                                     ----                              ----
                        Shares       Cost     Sales Price   Shares     Cost     Sales Price
                        ------       ----     -----------   ------     ----     -----------
           Purchases     68,202    $ 68,202                 87,559    $87,559
           Sales        158,488     158,488    $158,488     35,292     35,292     $35,292

G.       SUBSEQUENT EVENTS

         On December 3, 1997, Michigan Seamless Tube Company, the Gulf States Tube and the Tube Group Office divisions of Quanex Corporation (the "Tube Group") were sold to Vision Metals, Inc. In plan year 1998, the net assets attributable to the Tube Group employees will be transferred to the new qualified savings plan established by Vision Metals, Inc.

H.        SUPPLEMENTAL FUND INFORMATION

          Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:


                                                           1997          1996
                                                        ----------    ----------
Employee Contributions:
               Fidelity Puritan Fund                    $  214,527    $  258,650
               Fidelity Magellan Fund                      342,660       453,847
               Fidelity Contrafund                          92,752        91,666
               Fidelity Growth and Income Fund             139,049       146,079
               Fidelity Overseas Fund                       94,260       148,714
               Fidelity Balanced Fund                       33,599        59,839
               Fidelity Government Money Market Fund       377,817       491,386
               Templeton Foreign Fund                       22,511         4,812
               Quanex Corporation Common Stock              34,129        63,562
               Fidelity Common/Commingled Trust             40,966        67,583
                                                        ----------    ----------
                                                        $1,392,270    $1,786,138
                                                        ==========    ==========


                                                           1997          1996
                                                        ----------    ----------

Employer Contributions:
               Fidelity Puritan Fund                    $    4,883    $   15,152
               Fidelity Magellan Fund                        6,982        21,803
               Fidelity Contrafund                           2,104         6,119
               Fidelity Growth and Income Fund               3,727        10,918
               Fidelity Overseas Fund                        3,169        10,289
               Fidelity Balanced Fund                        2,170         7,296
               Fidelity Government Money Market Fund         5,660        18,902
               Templeton Foreign Fund                          142           104
               Quanex Corporation Common Stock               1,750         6,047
               Fidelity Common/Commingled Trust              2,645         8,880
                                                        ----------    ----------
                                                        $   33,232    $  105,510
                                                        ==========    ==========



                                                            1997          1996
                                                        ----------    ----------
Benefit Payments:
               Fidelity Puritan Fund                    $   76,324    $   41,028
               Fidelity Magellan Fund                      146,690       121,150
               Fidelity Contrafund                          20,279         5,210
               Fidelity Growth and Income Fund              36,649        14,286
               Fidelity Overseas Fund                       37,990         9,593
               Fidelity Balanced Fund                       11,892         7,915
               Fidelity Government Money Market Fund       268,779       171,595
               Templeton Foreign Fund                         --            --
               Quanex Corporation Common Stock              23,893         4,863
               Fidelity Common/Commingled Trust             12,626        28,680
                                                        ----------    ----------
                                                        $  635,122    $  404,320
                                                        ==========    ==========



                                                           1997          1996
                                                        ----------    ----------

Investment Income:
               Fidelity Puritan Fund                    $  294,604    $  149,359
               Fidelity Magellan Fund                      637,945       243,707
               Fidelity Contrafund                          98,587        51,197
               Fidelity Growth and Income Fund             225,857        86,323
               Fidelity Overseas Fund                       56,810        58,357
               Fidelity Balanced Fund                       34,599        11,564
               Fidelity Government Money Market Fund       132,873       115,993
               Templeton Foreign Fund                        2,690         3,593
               Quanex Corporation Common Stock              20,390        88,680
               Fidelity Common/Commingled Trust              9,677         6,766
                                                        ----------    ----------
                                                        $1,514,032    $  815,539
                                                        ==========    ==========


           ITEM 27-A SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 015

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                             AS OF DECEMBER 31, 1997


                                                 Shares/                   Current
                                                Par Value     Cost          Value
                                                ---------     ----          -----
Mutual Fund Assets - Fidelity Investments:
      Puritan Fund*                               73,798    $1,246,497    $1,430,212
      Magellan*                                   28,148     2,175,266     2,681,622
      Contrafund*                                  9,571       405,764       446,311
      Growth and Income Fund*                     20,810       591,811       792,874
      Overseas Fund*                              13,833       406,378       450,127
      Balanced Fund*                               5,041        73,710        76,979
      Templeton Foreign Fund*                      7,247        75,119        72,104
      Government Money Market Fund*            2,295,174     2,295,174     2,295,174
                                                            ------------------------
                  Total Mutual Fund Assets                   7,269,719     8,245,403

Quanex Corporation Common Stock*                   8,783       202,788       247,035
Fidelity Common/Commingled Trust*                 57,239        57,239        57,239
                                                            ------------------------
                  Total Investments                         $7,529,746    $8,549,677
                                                            ========================



* Party-in-Interest

   ITEM 27-D - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 015

        QUANEX CORPORATION HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    Series of Transactions
                                                    ----------------------
                                                                                                  Current
                        Total Number of                Total Number of                            Value on
                       Purchases During     Purchase   Sales During the   Selling     Cost of    Transaction     Net
    Description         the Plan Year        Price        Plan Year        Price       Asset        Date         Gain
    -----------        ----------------     --------   ----------------   -------     -------    -----------     ----
Fidelity Investments:
Puritan*                     67             $441,338        45            $447,736    $388,133    $447,736    $ 59,603

Magellan*                    71              670,769        49             773,603    $635,924     773,603     137,679

Contrafund*                  52              264,403        21             270,715    $223,485     270,715      47,230

Growth & Income*             67              331,910        32             344,457    $259,160     344,457      85,297

Overseas*                    48              163,876        32             310,582    $273,191     310,582      37,391

Gov't Money Market*          77              725,156        61             880,149    $880,149     880,149           0


* Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




               Quanex Corporation Hourly Bargaining Unit Employees Savings Plan



Date:  June 29, 1998                          /s/ Wayne M. Rose
                                              ---------------------------------
                                              Wayne M. Rose, Benefits Committee

                                INDEX TO EXHIBITS


23.1                Independents Auditor's Consent

